Shareholder meeting results
(unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 			Votes against 			Abstentions
118,650,702 		4,749,792 				4,312,008


All tabulations are rounded to the nearest whole number.